Exhibit 99.1

Kevin Hibbert wins 2022 Report on Business Best Executive Award

Annual awards program from The Globe and Mail celebrates excellence among non-CEO leaders

April 29, 2022

Toronto, Ontario – Sprott Inc. (“Sprott”) (NYSE/TSX: SII) is pleased to announce that Kevin Hibbert, Sprott’s Chief Financial Officer, Senior Managing Director & Co-Head of Enterprise Shared Services, has been awarded a 2022 Report on Business Best Executive Award.

The Report on Business Best Executive Awards is an annual program to celebrate excellence among non-CEO leaders at the SVP, EVP and C-suite (or equivalent) levels.

The 50 winners chosen for 2022 represent the best of Canadian leadership in five functional areas: Finance; Human Resources; Operations; Sales and Marketing; and Technology. Kevin Hibbert was one of 13 winners in the Finance category.

“Kevin is a key member of our senior leadership team and the driving force in our finance group,” said Peter Grosskopf, CEO of Sprott. “In addition to ensuring that we consistently deliver best-in-class financial reporting, Kevin is also a committed mentor and contributor to our strong corporate culture. On behalf of the entire Sprott organization, we congratulate him on receiving this honour.”

The Globe and Mail launched the Report on Business Best Executive Awards in 2020. Winning executives for 2022 were chosen after a call for nominations for leaders at Canadian public and private businesses, not-for-profits, institutions and/or academic institutions. Nominations were assessed by the Report on Business editorial team based on career background, leadership style, achievements, and impact.

Winners of the Best Executive Awards are profiled editorially in the April issue of Report on Business magazine, out online on April 29 and in print April 30.

To learn more about the Best Executive Awards program, and to see this year’s winners, please visit www.tgam.ca/BestExec.

About The Globe and Mail

The Globe and Mail is Canada’s foremost news media company, leading the national discussion and causing policy change through brave and independent journalism since 1844. With our award-winning coverage of business, politics and national affairs, The Globe and Mail newspaper reaches 6.3 million readers every week in our print or digital formats, and Report on Business magazine reaches 2.3 million readers in print and digital every issue. Our investment in innovative data science means that as the world continues to change, so does The Globe. The Globe and Mail is owned by Woodbridge, the investment arm of the Thomson family.

About Sprott

Sprott is a global leader in precious metal and real asset investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities, Private Strategies and Brokerage. Sprott has offices in Toronto, New York and London and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Director

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com